FORM OF

LETTER AGREEMENT

TIMESSQUARE SMALL CAP GROWTH FUND

Investment Management Agreement

April 8, 2005

Managers Investment Group LLC

800 Connecticut Avenue

Norwalk, Connecticut 06854

Attn: Peter Lebovitz

Re:	Investment Management Agreement between Managers Investment Group LLC and Managers AMG Funds, dated as of October 19,1999

Ladies and Gentlemen:

Pursuant to Paragraph 1 (b) of the Investment Management Agreement between Managers Investment Group LLC and Managers AMG Funds (the “Trust”), dated October 19, 1999, the Trust hereby advises you that it is creating a new series to be named TimesSquare Small Cap Growth Fund (the “New Fund”), and that the Trust desires Managers Investment Group LLC to provide management and investment advisory services with respect to the New Fund pursuant to the terms and conditions of the Investment Management Agreement. The investment advisory fees to be payable with respect to the New Fund are reflected on the attached Schedule A.

Please acknowledge your agreement to provide such management and investment advisory services to the New Fund by executing this letter agreement in the space provided below and then returning it to the undersigned.

Sincerely,

Managers AMG Funds

By:
Name: Peter M. Libovitz
Title: President

ACKNOWLEDGED AND ACCEPTED

Managers Investment Group LLC

By:
Name: Peter M. Lebovitz
Title: Managing Partner
Date: April 8, 2005

SCHEDULE A

TIMESSQUARE SMALL CAP GROWTH FUND

Advisory Fees pursuant to Section 2(a)

The Trust shall pay to the Adviser an annual gross investment advisory fee equal to 1.00% of the average daily net assets of TimesSquare Small Cap Growth Fund (the “Fund”); provided, however, that the Adviser agrees, through May 1,2006, to waive its advisory fee and payor reimburse the Trust for expenses of the Fund to the extent total expenses of the Fund taxes, interest, brokerage costs and extraordinary items) would otherwise exceed (exclusive of 1.05% of the Fund’s average daily net assets attributable to the Institutional Class shares and 1.25% of the Fund’s average daily net assets attributable to the Premier Class shares. Such fee shall be accrued daily and paid as soon as practical after the last day of each calendar month.

In addition to the foregoing waiver, payment or reimbursement (if any), the Adviser may from time to time voluntarily waive all or a portion of the advisory fee payable with respect to the Fund and/or payor reimburse the Trust for expenses of the Fund. In addition to any amounts otherwise payable to the Adviser as an advisory fee for current services under the Investment Management Agreement, the Trust shall be obligated to pay the Adviser all amounts previously waived, paid or reimbursed by the Adviser with respect to the Fund, provided that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s expense ratio in such year to exceed 1.05% of the Fund’s average daily net assets attributable to the Institutional Class shares and 1.25% of the Fund’s average daily net assets attributable to the Premier Class shares and provided further that no additional payments shall be made with respect to amounts waived, paid or reimbursed more than three (3) years prior to the date the Fund accrues a liability with respect to such additional payment.

Administration Fees Pursuant to Section 2(b)

None.